07028907

DYNO

Dyno Nobel

082-34952

Dyno Nobel Limited
ACN 117 733 463
Level 20, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

SEC MAIL PROCESSING SECTION RECEIVED DEC 18 2007 WASH. D.C. 210

Date 11/12/2007

SUPPL

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** announcements lodged with the Australian Stock Exchange for Dyno Nobel Limited (ASX code DXL) and for the recently listed SPS Trust (ASX code DYN).

Yours sincerely,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: + 612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

Encl.

PROCESSED
JAN 07 2008
THOMSON FINANCIAL

1/3/08

DYNO
Dyno Nobel

ASX Announcement/Media Release

11 December 2007

DYNO NOBEL ANNOUNCES INDEFINITE SUSPENSION OF MORANBAH PROJECT

Dyno Nobel (ASX: DXL) today announced that it has suspended indefinitely its Moranbah Project. The project no longer meets Dyno Nobel's internal financial criteria.

Dyno Nobel Chief Executive Officer Mr Peter Richards said, "The Company continued to face substantial delays in the project and difficulty in reliably forecasting the project costs in a tight Queensland construction market".

Moranbah Project's estimated gross sunk costs to date are A$280 million.

Dyno Nobel is investigating options to satisfy obligations to those customers that agreed to purchase ammonium nitrate contemplated to be supplied from the proposed Moranbah facility.

Dyno Nobel has retained a project team to consider alternative options for the project.

-ENDS-

For media enquires contact:
Peter Brookes, Cannings 0407 911 389
Sonja Kukec, Dyno Nobel 0437 766 483

Background

Dyno Nobel

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world.

Dyno Nobel employs more than 3,500 people and has 36 manufacturing facilities in Australia, Canada, the US, Indonesia, Mexico and Papua New Guinea. Dyno Nobel has a market capitalisation of approximately A$2 billion. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

ASX Announcement/Media Release

11 December 2007

DYNO NOBEL ANNOUNCES INDEFINITE SUSPENSION OF MORANBAH PROJECT

Permanent Investment Management Limited, as responsible entity of the Dyno Nobel SPS Trust, notes the release of an announcement by Dyno Nobel Limited earlier today. A copy of that announcement is set out below.

Dyno Nobel (ASX: DXL) today announced that it has suspended indefinitely its Moranbah Project. The project no longer meets Dyno Nobel's internal financial criteria.

Dyno Nobel Chief Executive Officer Mr Peter Richards said, "The Company continued to face substantial delays in the project and difficulty in reliably forecasting the project costs in a tight Queensland construction market".

Moranbah Project's estimated gross sunk costs to date are A$280 million.

Dyno Nobel is investigating options to satisfy obligations to those customers that agreed to purchase ammonium nitrate contemplated to be supplied from the proposed Moranbah facility.

Dyno Nobel has retained a project team to consider alternative options for the project.

-ENDS-

For media enquires contact:
Peter Brookes, Cannings 0407 911 389
Sonja Kukec, Dyno Nobel 0437 766 483

Background

Dyno Nobel

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world.

Dyno Nobel employs more than 3,500 people and has 36 manufacturing facilities in Australia, Canada, the US, Indonesia, Mexico and Papua New Guinea. Dyno Nobel has a market capitalisation of approximately A$2 billion. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

Dyno Nobel Limited
ABN 44 117 733 463
Level 24, 111 Pacific Highway
North Sydney NSW 2060 Australia

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

10 December 2007

DYNO NOBEL LIMITED

TRADING HALT

The securities of Dyno Nobel Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Wednesday, 12 December 2007 or when the announcement is released to the market.

Security Code: DXL

Stephanie Yong
Adviser, Issuers (Sydney)

TO:CAO

10 December 2007

Dyno Nobel Limited
ACN 117 733 463
Level 24, 111 Pacific Hwy,
North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

Request for Trading Halt

In accordance with Listing Rule 17.1, Dyno Nobel Limited (***DNL***) requests that ASX grant a trading halt in respect of:

- DNL's fully paid ordinary shares; and
- the Dyno Nobel SPS issued by the Dyno Nobel SPS Trust.

DNL confirms to ASX as follows:

- The trading halt is required pending an announcement by DNL.
- DNL request that the trading halt last until the commencement of trading on 12 December 2007 or until DNL makes a further announcement.
- DNL is not aware of any reason why the trading halt should not be granted.
- DNL is not aware of any other information necessary to inform the market about the trading halt.

Please contact me if you have any questions on 02 9968 9545.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

10 December 2007

DYNO NOBEL SPS TRUST

TRADING HALT

The securities of Dyno Nobel SPS Trust (the "Trust") will be placed in pre-open at the request of the Trust, pending the release of an announcement by the Trust. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Wednesday, 12 December 2007 or when the announcement is released to the market.

Security Code: DYNPA

Stephanie Yong
Adviser, Issuers (Sydney)

10 December 2007

Dyno Nobel Limited
ACN 117 733 463
Level 24, 111 Pacific Hwy,
North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

Request for Trading Halt

In accordance with Listing Rule 17.1, Dyno Nobel Limited (***DNL***) requests that ASX grant a trading halt in respect of:

- DNL's fully paid ordinary shares; and
- the Dyno Nobel SPS issued by the Dyno Nobel SPS Trust.

DNL confirms to ASX as follows:

- The trading halt is required pending an announcement by DNL.
- DNL request that the trading halt last until the commencement of trading on 12 December 2007 or until DNL makes a further announcement.
- DNL is not aware of any reason why the trading halt should not be granted.
- DNL is not aware of any other information necessary to inform the market about the trading halt.

Please contact me if you have any questions on 02 9968 9545.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

END